Exhibit 4.3

AMENDED AND RESTATED

ECOLAB CANADA SHARE PURCHASE PLAN

As Amended Through May 4, 2023

1.	PURPOSE

On March 24, 1993, the Board of Directors of Ecolab Co. established the Ecolab Canada Share Purchase Plan to afford Participants a convenient and cost effective means for regular and systematic purchases of the Common Stock of Ecolab Inc., the U.S. parent corporation of the Companies. The Plan was subsequently amended on March 1, 1994, November 16, 2001, and February 28, 2004 by the Board of Directors of Ecolab Co., further amended on May 5, 2011, to adjust the mechanism for increasing the maximum shares of Common Stock that may be purchased by Participants, such mechanism having been approved by the stockholders of Ecolab Inc. on May 5, 2011 pursuant to the Ecolab Inc. Purchase Plan, further amended by the Board of Directors of Ecolab Co. and adopted by the Boards of Directors of Nalco Canada Co. and Champion Technologies ULC effective on October 4, 2013 to allow for participation in the Plan by Eligible Employees of Nalco Canada Co. and Champion Technologies ULC (each effective as of January 1, 2014) and such Subsidiaries as may be subject to the Plan from time to time, and further amended effective May 4, 2023 by the Board of Directors of Ecolab Co. and Nalco Canada ULC to reflect an increase from 200,000 shares to 400,000 shares in the allocation of shares of Common Stock to the Plan and other minor updates.

The purposes of the Plan are to assist the Companies in attracting and retaining personnel of outstanding abilities and to motivate employees of the Companies to dedicate their maximum productive effort on behalf of the Company which employs them and to align employee interests with the stockholders of Ecolab Inc.

Unless otherwise required by the context, the following terms when used in the Plan, shall have the meanings set forth in this Section 2.

Ecolab Canada Share Purchase Plan

2.	DEFINITIONS

Administrator	:	The firm appointed by the Companies to perform administrative duties for the Plan pursuant to the provision of Section 3.

Boards of Directors	:	The Boards of Directors of the Companies.

Broker	:	The broker appointed by the Companies to act as the broker for the Plan pursuant to Section 5.1.

Brokerage Account	:	The account(s) maintained by the Companies with the Broker to purchase shares under the Plan for the benefit of Participants.

Common Stock	:	The common stock, par value U.S. $1.00 per share, of Ecolab Inc., a Delaware corporation, as traded on the New York Stock Exchange.

Companies	:	Ecolab Co. – a Nova Scotia unlimited liability company.

	:	Nalco Canada ULC – an Alberta unlimited liability company.

	:	Such other Subsidiaries as may be subject to the Plan from time to time

	:	(and “Company” means any one of them.

Consolidated Stock Purchase Plan	:	The Consolidated Stock Purchase Plan consists of the Plan, the Ecolab Inc. Purchase Plan, and the stock purchase plans serving employees in Canada (the Amended and Restated Ecolab Canada Share Purchase Plan), Japan (the Ecolab K.K. Employee Stock Purchase Association), and other plans serving other countries as may be established from time to time.

Discretionary Contribution	:	A discretionary cash contribution made by a Company in its sole and exclusive determination on behalf of a Participant employed by such Company pursuant to Section 7.2.

Ecolab Canada Share Purchase Plan

Ecolab Inc. Purchase Plan	:	The Ecolab Inc. Stock Purchase Plan originally adopted by Ecolab Inc. on February 24, 1990, as amended in October 1994, December 2001, February 2004, February 2011, and February 2023 serving employees in the United States and various additional countries, not including Canada, New Zealand, or Japan.

Eligible Employee	:	Each full time employee of a Company who:

1)	has attained at least 18 years of age; and

2)	is not a member of a collective bargaining agreement covering the employee unless the agreement provides for participation in the Plan.

Full Time	:	A person who is employed by a Company in a budgeted position and regularly scheduled to work the full time work week at a particular location.

Matching Contribution	:	A cash contribution made by a Company on behalf of a Participant employed by such Company in respect of monies contributed to the Plan by such Participant.

Open Contribution Period	:	Time periods established by the mutual agreement of the Companies from time to time to allow Participants to make contributions under the Plan through means other than payroll deduction.

Ecolab Canada Share Purchase Plan

Participant	:	An Eligible Employee who is currently enrolled in the Plan pursuant to Section 4.

Plan	:	The Amended and Restated Ecolab Canada Share Purchase Plan herein set forth as the same may from time to time be further amended and/or restated.

Plan Register	:	The register maintained by the Administrator to record the interest of each Participant in the Brokerage Account(s).

Subsidiary	:	A corporation or other form of business or association whose shares (or other ownership interests) having 50% of the voting power are owned or controlled, directly or indirectly by Ecolab Inc., whose Full Time Employees are, in the discretion of Ecolab Inc., permitted to participate in the Plan and whose board of directors has adopted the Plan.

Currency	:	All financial figures in this Plan refer to the Canadian dollar unless otherwise stated.

3.	AUTHORITY

Each Company shall appoint an officer who, together with the officers appointed by each of the other Companies, shall jointly have full power and authority to interpret and construe any provision of the Plan finally and conclusively as to all persons having any interest thereunder, to adopt rules and regulations not inconsistent with the Plan for carrying out the Plan or providing for matters not specifically covered in the Plan and to alter, amend and revoke any rules or regulations so adopted, all of which shall be applicable to all of the Companies. Additionally, such officers shall have authority to appoint an Administrator to perform administrative duties for the benefit of Participants, including, but not limited to, maintaining the Plan Register and maintaining systems for fielding inquiries and instructions from Participants.

Ecolab Canada Share Purchase Plan

4.	ENROLMENT

Each Eligible Employee may enrol in the Plan by properly completing and returning to the Company that employs such Eligible Employee (or as otherwise instructed by such Company) such forms as are required by such Company, including forms specifying the amount of funds to be deducted from such employee’s pay and authorizing such Company to send or cause to be sent such funds, or funds otherwise contributed by, or on behalf of, such Eligible Employee, to the Broker for purchase by the Broker of Common Stock for the account of such Eligible Employee on the Plan Register.

Participation in the Plan begins as soon as practicable after the required forms are received and processed by the Company that employs such Eligible Employee and continues until (i) the Participant is no longer an Eligible Employee, (ii) written notice by the Participant electing to terminate his or her enrolment in the Plan is received and processed by the Company that employs the Participant, or (iii) the Board of Directors of the Company that employs such Participant elects to suspend or terminate the Plan in respect of such Company.

5.	BROKER AND RELATED FEES

5.1	Appointment of Broker:

The Companies shall appoint a Broker to open and maintain the Brokerage Account and to make purchases, either directly or indirectly through an agent or nominee appointed by the Broker, of shares of Common Stock on the New York Stock Exchange for the Brokerage Account. The Broker shall be appointed by the Companies to administer purchases of Common Stock and may be removed from such appointment at any time in the sole discretion of the Companies. Nothing in the Plan shall be deemed to create any obligation on the part of a Company or the Broker that the Broker shall continue to administer purchases of shares of Common Stock.

Ecolab Canada Share Purchase Plan

5.2	Payment of Broker and Administrator Fees and Other Charges:

The Companies shall pay the Broker’s administrative charges for maintaining the Brokerage Account and commissions on the purchases of Common Stock made under the Plan and the Administrator’s charges for maintaining the Plan Register, so long as the Participant remains an Eligible Employee and remains enrolled in the Plan. Each Participant shall pay fees and other charges related to the selling of Common Stock or for obtaining certificates representing full shares of Common Stock. The Companies will not pay the charges or commissions for any Participant who has terminated employment (nor for any former Participant who no longer qualifies as an Eligible Employee).

6.	PAYROLL DEDUCTIONS & ADDITIONAL PARTICIPANT CONTRIBUTIONS

6.1	Payroll Deductions:

A Participant may authorize contributions through payroll deductions by completing and signing a form of payroll authorization instructing the Company that employs such Participant to deduct a certain amount from the Participant’s compensation each pay period, together with applicable withholding for income tax. This authorization will result in funds being deducted periodically and transmitted to the Broker for the purchase of shares of Common Stock on the New York Stock Exchange for crediting to the account of the Participant on the Plan Register. Payroll deductions will begin as soon as practicable after the authorization forms are received and processed by the Company that employs such Participant.

6.2	Decreasing, Increasing or Terminating Payroll Deductions; Re-Entry:

Payroll deduction authorizations shall remain effective until changed in writing by the Participant or until otherwise suspended as provided below. Each Participant shall specify the amount to be withheld from his or her compensation, with a minimum of $10.00 per month. The maximum of all employee contributions pursuant to Sections 6.1, 6.2 and 6.3 each calendar year is $7,000. Payroll deductions will be automatically suspended when this level is reached, but automatically reinstated the following January. A payroll deduction may be decreased or increased once each calendar month in $10.00 increments, but not below $10.00 per month, by the Participant completing and returning the appropriate payroll deduction form to the Company that employs such Participant. A payroll deduction may be suspended at any time by the Participant giving written notice to such Company. The increase, decrease or suspension shall be effective at the beginning of the next pay period after the notice is received and processed by such Company. Any amounts already deducted or deducted before the Participant’s change is processed will be used to purchase Common Stock and will not be returned in cash directly to the Participant. A Participant who suspends his or her payroll deduction may remain enrolled in the Plan until he or she shall cease to be an Eligible Employee. Payroll deductions may be re-commenced by a Participant by following the procedures in Section 6.1.

Ecolab Canada Share Purchase Plan

6.3	Additional Employee Contributions:

Each Participant may contribute a sum not less than $150 during any Open Contribution Period. The total of (i) contributions through payroll deduction and (ii) additional contributions during any Open Contribution Period, may not, in the aggregate, exceed $7,000 in any calendar year.

6.4	Withholding:

The Participant is responsible for all income taxes applicable to Matching Contributions; Discretionary Contributions (if any); the Participant’s pro rata share of fees paid by the Companies pursuant to Section 5.2; and any amounts paid by a Company to the relevant taxation authorities to offset all or part of a Participant’s tax obligation resulting from such Company making a Discretionary Contribution; and a Company shall, if required by law, make appropriate withholding deductions from each of its Participant’s compensation, which shall be in addition to any payroll deductions made pursuant to Section 6.1.

Ecolab Canada Share Purchase Plan

7.	COMPANY MATCHING CONTRIBUTIONS

7.1	Matching Contributions:

Each Company will make a Matching Contribution on behalf of each Participant employed by such Company in the amount of fifteen percent (15%) of the funds:

i)	deducted from such Participant’s pay pursuant to Sections 6.1 and 6.2; and

ii)	contributed by the Participant as an additional employee contribution pursuant to Section 6.3;

up to the annual aggregate total in (i) and (ii) above of $7,000.

7.2	Discretionary Contributions:

A Company may from time to time make a Discretionary Contribution to one or more of its Participant’s accounts for any reason, but each such contribution may not exceed $1,600. In addition, a Company may elect to pay, on a Participant’s behalf, an amount determined appropriate by the Company to offset all or part of the Participant’s tax obligation resulting from such award. The determination to pay all or any taxes shall be made in the sole and exclusive determination of the Company.

8.	PURCHASES, SALES AND WITHDRAWALS

8.1	Administration of Funds:

Each Company shall deduct funds from its Participant’s pay pursuant to Sections 6.1 and 6.2 and, approximately once each month, shall forward the amount deducted plus additional employee contributions, if any, made by the Participant pursuant to Section 6.3, and both the Company’s Matching Contributions, pursuant to Section 7.1, and Discretionary Contributions (if any) pursuant to Section 7.2, to the Broker. Concurrently for each investment period, each Company will provide the Administrator with the relevant payroll data, including deduction/contribution, name, SIN and address for each Participant. No interest shall be paid on such funds by any Company or the Broker and such funds may be commingled with the general assets of a Company.

Ecolab Canada Share Purchase Plan

8.2	Purchases:

Upon receipt of funds from a Company for such purpose hereunder, the Broker shall, as promptly as practicable, purchase on the New York Stock Exchange as many whole shares of Common Stock as the aggregate of such funds will permit subject to rules and certain conditions imposed upon the Broker by regulatory agencies, if any. Notwithstanding any other provision hereof, and for the purpose of ensuring compliance by the Companies and their corporate parent with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, the Broker shall have sole discretion to determine the amounts, prices and dates on which to purchase such shares (including the discretion to spread out purchases over a period of time so that the market for the security is not abnormally disrupted) and the Companies and Ecolab Inc., as their corporate parent, will not in any way direct or influence the Broker’s exercise of this discretion. Such purchases shall be credited to the Brokerage Account and, subject to Section 13, the Administrator shall allocate Common Shares, on the basis of the average cost thereof, to the respective accounts of Participants on the Plan Register based upon Participant payroll deductions, additional employee contributions, if any, made by the Participant pursuant to Section 6.3, and both the Companies’ Matching Contributions and Discretionary Contributions (if any) pursuant to Sections 7.1 and 7.2, all as directed by the Companies. Allocations shall be made in full shares and in fractional interests in shares to one ten-thousandth of a share on the settlement date of any purchase.

8.3	Ownership of Common Stock:

On the settlement date of a purchase of Common Stock under the Plan, each Participant from whom account funds were received shall acquire beneficial ownership of all Common Stock and of any fractional interest in Common Stock credited to his or her account on the Plan Register. Unless otherwise requested by the Participant, all Common Stock shall be registered in the name of the Broker or its nominee and will remain so registered until delivery is requested by the Participant. Subject to the provisions of the next paragraph, a Participant may request through the Administrator that a certificate for any or all full shares of Common Stock in his or her account on the Plan Register be delivered at the cost of the Administrator’s and Broker’s transfer charges, payable by the Participant.

Ecolab Canada Share Purchase Plan

8.4	Sales:

A Participant may instruct the Administrator to sell any or all of the full shares of Common Stock or any interest in fractional shares held in his or her account at any time. Upon such sale, the Administrator shall, if requested, mail a check for the proceeds to the Participant, less the regular brokerage commission or fee and any transfer taxes or other charges all of which are payable by the Participant.

9.	CONFIRMATIONS; RELATIONSHIP AND BROKER

Each Participant shall receive at least once each quarter, a statement of activity from the Administrator reflecting any change in the number of shares of Common Stock held for his or her account on the Plan Register. The Companies shall assume no responsibility for the relationship between the Participant and the Administrator except as to the payment of the Matching Contributions, the payment of commissions on purchases of Common Stock under the Plan, and administrative fees of the Plan which pertain to the accounts of Eligible Employees on the Plan Register as set forth in this Plan.

10.	CLOSING ACCOUNTS

A Participant who terminates his or her enrolment in the Plan or whose enrolment is automatically terminated pursuant to Section 15 of the Plan must close his or her account on the Plan Register. A Participant may direct that all full shares of Common Stock and any fractional interests in shares of Common Stock in his or her account be sold and the net proceeds remitted to such person, or request that the full shares of Common Stock in his or her account be delivered to such person together with a check representing the net proceeds of the sales of the fractional interest in shares of Common Stock. The net proceeds shall be determined after deducting the regular Administrator’s and Broker’s charges and commissions and any transfer taxes or normal charges, all of which shall be payable by the Participant.

Ecolab Canada Share Purchase Plan

11.	VOTING AND OTHER RIGHTS

Each Participant will receive, as promptly as practicable, by mail or otherwise, all notices of meetings, proxy statements and other material distributed by Ecolab Inc. to its stockholders. The whole shares in each Participant’s account on the Plan Register shall be voted in accordance with the Participant’s signed proxy instructions duly delivered to the Broker or the transfer agent for the Common Stock (as the case may be) in a timely fashion, or otherwise in accordance with the rules applicable to stock listed on the New York Stock Exchange.

12.	DIVIDENDS AND OTHER PROCEEDS

Cash dividends received in respect of Common Stock held in the Brokerage Account shall be reinvested in shares of Common Stock as promptly as practicable following receipt thereof. During such time as the Companies shall pay fees and charges pursuant to Section 5.2, the Companies shall pay all regular commissions in connection with the purchases constituting such reinvestment. Shares of Common Stock so purchased shall be allocated pro rata by the Administrator to the accounts of Participants on the Plan Register. Stock dividends or stock splits in respect of Common Stock shall be credited pro rata to such accounts without charge following source withholding for applicable income taxes. Other securities and rights to subscribe received in respect of Common Stock, if any, may be sold and the proceeds treated in the same manner as cash dividends.

13.	COMMON STOCK SUBJECT TO THE PLAN

The maximum number of shares of Common Stock that may be purchased by Participants shall be 400,000 shares subject to (i) adjustment upon changes in the capitalization of Ecolab Inc. as provided below, and (ii) reallocation of the maximum shares that may be purchased under each of the plans included in the Consolidated Stock Purchase Plan. If the Board of Directors of a Company determines that it is necessary or advisable to increase the maximum shares allotted to the Plan in respect of such Company, it may request that Ecolab Inc. allocate an additional number of shares of common stock from the Ecolab Inc. Purchase Plan. Accordingly, if the maximum shares allowed under the Plan is increased by this method, the maximum shares allowed under the Ecolab Inc. Purchase Plan shall decrease correspondingly.

Ecolab Canada Share Purchase Plan

If the total number of shares of Common Stock that would otherwise be purchased by Participants on any date on which the funds forwarded by the Companies to the Broker exceeds the number of shares then remaining available under the Plan, the Companies and the Administrator shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform and equitable a manner as is practicable. In such event, the Companies or the Administrator shall give written notice of such reduction to each Participant affected thereby and shall return any excess funds accumulated in each Participant’s account as soon as practicable thereafter.

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other change in the corporate structure or shares of Ecolab Inc., appropriate adjustments will be made as to the number and kind of securities available for purchase by Participants under the Plan.

14.	TRANSFER OF RIGHTS

The Plan does not restrict the ability of a Participant to take delivery or sell Common Stock acquired under the Plan, subject to applicable law. However, the Participant may not assign or hypothecate his or her interest in the Plan as such. The Common Stock credited to Participants’ accounts on the Plan Register becomes the sole property of the respective Participants.

15.	TERMINATION

If the Participant shall die, retire, be placed on permanent disability, or shall otherwise cease to be an Eligible Employee, such Participant’s enrolment in the Plan shall thereupon automatically terminate. The Company employing such former Participant will notify the Administrator of any such termination and will instruct the Administrator to deliver a certificate representing the whole shares of Common Stock credited to the account of the former Participant on the Plan Register, unless the former Participant or his or her estate notifies the Company that employed such Participant to sell or otherwise transfer such shares promptly following any such termination. Fees and commissions, where applicable, are to be paid by the former Participant or his or her estate and may be set off against amounts owing to the former Participant or his or her estate. All transfer taxes, if any, which may be due upon transfer of such shares to the former Participant, his or her estate, or to any other person shall be paid by the former Participant, and the Broker may require the deposit of funds sufficient to cover such taxes in advance of making any such transfer.

Ecolab Canada Share Purchase Plan

No Participant shall have any right to receive any fractional share credited to his or her account on the Plan Register, nor shall any provision herein be construed to give such right. Upon termination, any fractional share interest shall be paid thereto in cash by the Administrator. Any such payment in respect of a fractional share shall be in an amount equal to the appropriate fraction of the opening price of Common Stock on the New York Stock Exchange on the day following the receipt and processing of instructions.

16.	AMENDMENTS, SUSPENSIONS AND TERMINATIONS

The Board of Directors of a Company may from time to time, suspend or terminate in whole or in part, and if terminated may reinstate, any or all of the provisions of the Plan in respect of such Company, except that no suspension or termination may be made which will retroactively affect adversely the rights of Participants in the Plan. The Boards of Directors of all the Companies may from time to time amend the Plan. No such amendment shall be effective, without approval of the shareholders of Ecolab Inc., if shareholder approval of the amendment is then required pursuant to the rules of the New York Stock Exchange. In addition, no amendments shall be binding unless agreed to by all of the Companies. Participation in the Plan is not a matter of right. No part of the funds or shares of Common Stock credited to account of any Participant shall be subject to forfeiture for any reason.

17.	EMPLOYMENT

Nothing in the Plan shall be construed to give any employee of a Company the right to remain employed.